

Mail Stop 4720

July 5, 2018

John Fawcett
Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

     Re: CIT Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-31369

Dear Mr. Fawcett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 51

1. We note disclosure that your 2017 income tax benefit from continuing operations was $67.8 million, which was largely attributed to a $177.4 million deferred income tax benefit as a result of an equity investment in a wholly-owned foreign subsidiary. Please address the following:

   • Tell us the facts and circumstances related to the recognition and measurement of the deferred tax asset ($234.2 million) and valuation allowance ($56.8 million) attributable to this transaction, including the specific accounting guidance supporting your treatment.

- Revise Management's Discussion and Analysis of Financial Condition and Results of Operations and the notes to your financial statements in future filings to provide additional details regarding this transaction. Please refer to Item 303 of Regulation S-K and ASC 740-10-50-14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services